

March 9, 2011

Ms. Tamala L. McComic
Chief Financial Officer
Mexco Energy Corporation
214 W. Texas Avenue, Suite 1101
Midland, Texas 79701

> **Re:** **Mexco Energy Corporation**
> **Form 10-K/A for Fiscal Year Ended March 31, 2010**
> **Filed January 31, 2011**
> **Supplemental Response**
> **Filed February 22, 2011**
> **File No. 001-31785**

Dear Ms. McComic:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended March 31, 2010

Properties, page 19

Proved Reserves, page 21

1. Response two in your February 22, 2011 letter states your intention to drill three proved undeveloped locations by 2013 and that the associated PUD reserves have been booked for at least five years.

   - Rule 4-10(a)(31)(ii) of Regulation S-X states, "undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time."

- Rule 4-10(a)(22) of Regulation S-X requires proved oil and gas reserves to have reasonable certainty of economic producibility.

- You have stated that these locations remain undrilled "…due to economic factors including but not limited to commodity pricing and costs and availability of services." Your realized gas prices over the last five years have an average of $5.48/MCF and a median of $5.53/MCF. The average first-day-of-the-month Henry Hub gas price for the 12 months ending December 31, 2010 is around $4.15/MMBTU which is lower than your average gas price in four of the last five years. Note that any lack of drilling or completion equipment was not an unknown factor and could have been considered in your PUD drilling schedule.

- The risk factor on page 15 of your 2010 Form 10-K states, "If we choose not to spend the capital to develop these [PUD] reserves, or if we are not able to successfully develop these reserves, we will be required to write-off these reserves."

Given these factors and the history of your PUD reserve development activity, explain to us the reason(s) why management believes that your PUD reserves have reasonable certainty of recovery and monetization. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,


Ethan Horowitz
Branch Chief